United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 30, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

Coca-Cola European Partners plc - Results of 2019 Annual General Meeting

The Annual General Meeting of Coca-Cola European Partners plc (the “Company”) was held at Pemberton House, Bakers Road, Uxbridge UB8 1EZ on 29 May 2019.

All 22 resolutions put to the members were passed on a poll. Accordingly, resolutions 1 to 17 were passed as ordinary resolutions and resolutions 18 to 22 were passed as special resolutions.

The results of the polls are set out below:

Resolution		For (see note 1)		Against (see note 1)		Issued share capital represented by votes (see note 2) %	Votes withheld (see note 3)
		Votes	%	Votes	%
1	Receipt of the Report and Accounts	434,764,824	99.99%	28,914	0.01%	92.66%	143,665
2	Approval of the Directors’ Remuneration Report	418,691,252	98.63%	5,800,195	1.37%	90.46%	34,941
3	Election of Nathalie Gaveau as a director of the Company	424,090,501	99.90%	410,119	0.10%	90.46%	25,768
4	Election of Dagmar Kollmann as a director of the Company	423,420,138	99.75%	1,077,900	0.25%	90.46%	28,350
5	Election of Lord Mark Price as a director of the Company	423,585,088	99.78%	913,468	0.22%	90.46%	27,832
6	Re-election of José Ignacio Comenge as a director of the Company	412,925,096	97.33%	11,331,775	2.67%	90.41%	269,517
7	Re-election of Francisco Crespo Benítez as a director of the Company	420,914,151	99.21%	3,341,616	0.79%	90.41%	270,621
8	Re-election of Irial Finan as a director of the Company	365,954,422	86.23%	58,447,339	13.77%	90.44%	124,627
9	Re-election of Damian Gammell as a director of the Company	422,558,820	99.54%	1,941,887	0.46%	90.46%	25,681
10	Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company	420,904,130	99.21%	3,351,714	0.79%	90.41%	270,544
11	Re-election of Alfonso Líbano Daurella as a director of the Company	420,909,846	99.21%	3,345,011	0.79%	90.41%	271,531
12	Re-election of Mario Rotllant Solá as a director of the Company	368,086,217	86.73%	56,317,920	13.27%	90.44%	122,251
13	Reappointment of the Auditor	431,622,045	99.24%	3,293,222	0.76%	92.68%	22,136
14	Remuneration of the Auditor	433,936,350	99.78%	952,585	0.22%	92.68%	48,468

Resolution		For (see note 1)		Against (see note 1)		Issued share capital represented by votes (see note 2) %	Votes withheld (see note 3)
		Votes	%	Votes	%
15	Political Donations	423,689,413	99.82%	771,114	0.18%	90.46%	65,861
16	Authority to allot new shares	388,631,638	89.38%	46,177,537	10.62%	92.66%	128,228
17	Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (see note 4)	209,990,151	81.70%	47,023,378	18.30%	54.77%	166,727,447
18	Authority to disapply pre-emption rights	434,269,502	99.94%	263,531	0.06%	92.60%	404,370
19	Authority to purchase own shares on market	434,197,734	99.89%	478,224	0.11%	92.63%	261,445
20	Authority to purchase own shares off market	433,856,390	99.81%	804,616	0.19%	92.63%	276,397
21	Notice period for general meetings other than AGM	425,994,227	97.95%	8,897,252	2.05%	92.68%	45,924
22	Amendment of the Articles of Association	344,109,334	81.07%	80,336,438	18.93%	90.45%	80,616

Notes:

1	Votes “For” and “Against” are expressed as a percentage of votes received.
2
As at 3.30pm on Monday 27 May 2019, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 469,247,273 ordinary shares in issue.

3	A “Vote Withheld” is not a vote in law and is not counted in the calculation of the proportion of votes “For” or “Against” a resolution.
4	Resolution 17 was put to the AGM as a resolution of the shareholders of the Company other than Olive Partners, S.A. (“Olive”) or any concert party of Olive.

In particular, in accordance with Section 6(A) of Appendix 1 to the Takeover Code, the Company announces that shareholders approved resolution 17, setting out the terms of the waiver of mandatory offer provisions in Rule 9 of the Takeover Code (the “Waiver”).

Olive is currently interested in 166,128,987 shares in the Company and the Waiver does not entitle Olive to be interested in a greater number of shares. The Waiver would allow Olive’s interest in shares as a percentage of the Company’s total shares to increase as a result of the exercise of the Company’s authorities to purchase its own shares, but only to the extent that the resulting interest of Olive, together with any concert parties, in the shares of the Company did not then exceed 39.0929%.

In accordance with Listing Rule 14.3.6R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM

CONTACTS

Company Secretariat Clare Wardle T +44 (0)20 7355 8406	Investor Relations Sarah Willett T +44 (0)7970 145 218	Media Relations Shanna Wendt T +44 (0)7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling and distributing an extensive range of non-alcoholic ready-to-drink beverages and is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 30, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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